Filed by Ashland Inc.

Pursuant to Rule 425 under the

Securities Act of 1933 and deemed filed

pursuant to Rules 14a-6 and 14a-12(b)

of the Securities Exchange Act of 1934

Subject company:

Ashland Global Holdings Inc.

Commission File No. 333-211719

News Release

August 2, 2016

Ashland realigns Specialties business leadership roles

Suzanne Rowland to lead Industrials, Vito Consiglio to lead Personal and Home Care; David Neuberger promoted to lead Pharmaceuticals

Wilmington, DE – Ashland Inc. (NYSE: ASH) today announced a series of leadership changes for the Specialties business intended to deliver profitable growth across business lines.

Suzanne B. Rowland has joined Ashland as group vice president, Industrial Specialties with overall responsibility for the coatings, adhesives and other industrial end markets.

Rowland brings significant experience in complex industrial and materials businesses to this role driving profitable growth, developing talent, and aligning and strengthening teams. Most recently she held global leadership positions at Tyco in the highly regulated fire protection products industry. While at Rohm and Haas, she held senior executive positions including vice president of Global Adhesives & Sealants, vice president of Coatings North America, and vice president of Procurement & Logistics. Rowland gained valuable experience working at privately held company, J.M. Huber, as the leader of strategy, mergers and acquisitions. Earlier in her career she held roles as plant manager, financial controller and in sales and marketing.

Rowland holds a master’s of science (MS) degree from the London Business School and a bachelor’s of science (BS) in chemical engineering from the University of Pennsylvania. She currently serves on the Board of Directors for LB Foster Co. (NASDAQ: FSTR) as the Chair of the Nomination and Governance Committee and is a founding co-chair of Women Corporate Directors Philadelphia chapter. She is also on the Board of Overseers for the University of Pennsylvania School of Engineering.

Vito Consiglio joins Ashland Inc. as vice president, Personal and Home Care. Consiglio brings more than 28 years of significant experience in global and Fortune 500 companies servicing a variety of specialty markets, including a 22-year focus on ingredients and materials. Prior to joining Ashland, he served as vice president, Transportation Markets, Carpenter Technology Corporation (NYSE: CRS). Previously he worked for Doughty Hanson and Co. as vice president, commercial operations, for Norit Activated Carbon. His experience also includes various leadership positions with Henkel, Morton International, Rohm and Haas and Danaher Corporation.

Consiglio is experienced delivering double-digit operating profit and building and developing businesses across regions and functions collaboratively to achieve business and customer goals. He brings extensive experience in marketing and finance to this role and his career-long focus on commercial excellence brings proven skills to drive innovation from ideation to premium customer sales. His strong analytical skills will enable Ashland to rapidly assess issues and opportunities and countermeasure effectively.

Consiglio is trained and certified in world-class problem resolution methodologies in various industries. He holds a master’s in business administration (MBA) in Finance and General Management from the University of Chicago Booth School of Business and a Bachelor of Science (BS) in physiology and chemistry from Michigan State University.

David Neuberger, who previously served as vice president and general manager, North America Industrial Specialties for Ashland, has been named vice president Pharmaceutical, Nutrition and Agriculture. He previously served in the Pharmaceutical business and as director of investor relations for Ashland. During his tenure at Hercules he was director, Corporate Development, and also held a variety of roles in research and development, operations, marketing and finance while at WR Grace. He holds a bachelor’s degree in chemical engineering from Johns Hopkins University and an MBA from Wharton where he was named a Palmer Scholar.

Neuberger also co-leads a Simplification engagement team for Ashland. In this role he has demonstrated the ability to drive collaboration across functions while instilling a sense of urgency to deliver rapid results. These skills are expected to help drive higher levels of collaboration, innovation and cross-company teamwork in support of profitable growth.

“I am extremely excited about our new leadership in Ashland Specialty Ingredients, each leader brings unique strengths and talents to their respective roles. Their capabilities will help us capitalize on opportunities, drive growth and provide enhanced organizational focus to our three core markets of Pharmaceutical, Personal Care and Coatings”, said Fernandez-Moreno.

About Ashland Inc.

Ashland Inc. (NYSE: ASH) is a global leader in providing specialty chemical solutions to customers in a wide range of consumer and industrial markets, including adhesives, architectural coatings, automotive, construction, energy, food and beverage, personal care and pharmaceutical. Through our three business units – Ashland Specialty Ingredients, Ashland Performance Materials and Valvoline – we service our customers in more than 100 countries. Visit ashland.com to learn more.

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FOR FURTHER INFORMATION:

Media Relations

Carolmarie Brown

+1 (302) 995-3158

ccbrown@ashland.com

Forward-Looking Statements

This news release contains forward-looking statements. Ashland has identified some of these forward-looking statements with words such as “anticipates,” “believes,” “expects,” “estimates,” “is likely,” “predicts,” “projects,” “forecasts,” “objectives,” “may,” “will,” “should,” “plans” and “intends” and the negative of these words or other comparable terminology. These forward-looking statements include statements relating to status of the separation process, the plan to pursue an IPO of up to 20 percent of the common stock of Valvoline and the expected completion of the separation through the subsequent distribution of Valvoline common stock, the anticipated timing of completion of the planned IPO and subsequent distribution of the remaining Valvoline common stock, the plan to reorganize under a new public holding company to be called Ashland Global Holdings Inc. and Ashland’s and Valvoline’s ability to pursue their long-term strategies. In addition, Ashland may from time to time make forward-looking statements in its annual report, quarterly reports and other filings with the SEC, news releases and other written and oral communications. These forward-looking statements are based on Ashland’s expectations and assumptions, as of the date such statements are made, regarding Ashland’s future operating performance and financial condition, including the proposed separation of its specialty chemicals and Valvoline businesses, the proposed IPO of its Valvoline business, the expected timetable for completing the IPO and the separation, the proposal to reorganize under a new holding company, the future financial and operating performance of each company, strategic and competitive advantages of each company, the leadership of each company, and future opportunities for each company, as well as the economy and other future events or circumstances. Ashland’s expectations and assumptions include, without limitation, internal forecasts and analyses of current and future market conditions and trends, management plans and strategies, operating efficiencies and economic conditions (such as prices, supply and demand, cost of raw materials, and the ability to recover raw-material cost increases through price increases), and risks and uncertainties associated with the following: the possibility that the proposed IPO, new holding company reorganization or separation will not be consummated within the anticipated time period or at all, including as the result of regulatory, market or other factors or the failure to obtain shareholder approval of the new holding company reorganization; the potential for disruption to Ashland’s business in connection with the proposed IPO, new holding company reorganization or separation; the potential that the new Ashland and Valvoline do not realize all of the expected benefits of the proposed IPO, new holding company reorganization or separation or obtain the expected credit ratings following the proposed IPO, new holding company reorganization or separation; Ashland’s substantial indebtedness (including the possibility that such indebtedness and related restrictive covenants may adversely affect Ashland’s future cash flows, results of operations, financial condition and its ability to repay debt); the impact of acquisitions and/or divestitures Ashland has made or may make (including the possibility that Ashland may not realize the anticipated benefits from such transactions); severe weather, natural disasters, and legal proceedings and claims (including environmental and asbestos matters). Various risks and uncertainties may cause actual results to differ materially from those stated, projected or implied by any forward-looking statements, including, without limitation, risks and uncertainties affecting Ashland that are described in its most recent Form 10-K and its Form 10-Q for the quarterly period ended March 31, 2016 (including Item 1A Risk Factors) filed with the SEC, which is available on Ashland’s website at http://investor.ashland.com or on the SEC’s website at http://www.sec.gov. Ashland believes its expectations and assumptions are reasonable, but there can be no assurance that the expectations reflected herein will be achieved. Unless legally required, Ashland undertakes no obligation to update any forward-looking statements made in this news release whether as a result of new information, future event or otherwise. Information on Ashland’s website is not incorporated into or a part of this news release.

Non-solicitation

A registration statement relating to the securities of Ashland Global Holdings Inc. in connection with the reorganization of Ashland under a new holding company has been filed with the SEC but has not yet become effective. The securities subject to such registration statement may not be sold, nor may offers to buy such securities be accepted, before the time the registration statement becomes effective. This news release shall not constitute an offer to sell or a solicitation of an offer to buy such securities, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

Additional Information and Where to Find It

In connection with the reorganization, Ashland filed with the SEC the Ashland Global Holdings Inc. registration statement (the “Ashland Global Registration Statement”) that includes a proxy statement of Ashland Inc. that also constitutes a prospectus of Ashland Global Holdings Inc. with respect to the securities of Ashland Global Holdings Inc. (the Ashland Global Registration Statement has not yet been declared effective). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN, OR WILL CONTAIN, IMPORTANT INFORMATION ABOUT ASHLAND INC., ASHLAND GLOBAL HOLDINGS INC. AND THE REORGANIZATION. A definitive proxy statement will be sent to shareholders of Ashland Inc. seeking approval of the reorganization after the Ashland Global Registration Statement is declared effective. The proxy statement/prospectus and other documents relating to the reorganization can be obtained free of charge from the SEC website at www.sec.gov.

Participants in Solicitation

This communication is not a solicitation of a proxy from any investor or shareholder. However, Ashland Inc., Ashland Global Holdings Inc. and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the reorganization under the rules of the SEC. Information regarding Ashland Inc.’s directors and executive officers may be found in its definitive proxy statement relating to its 2016 Annual Meeting of Shareholders filed with the SEC on December 4, 2015 and in the proxy statement/prospectus included in the Ashland Global Registration Statement. Information regarding Ashland Global Holdings Inc.’s directors and executive officers may be found in the proxy statement/prospectus included in the Ashland Global Registration Statement. These documents can be obtained free of charge from the SEC.